Exhibit(a)(1)(D)

LETTER TO STOCKHOLDERS

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
September 14, 2016
Dear Stockholder:
No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Pathway Energy Infrastructure Fund, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market. The Offer is for cash at a price equal to equal to the net asset value per Share (“NAV per Share”) as of October 21, 2016 (the “Purchase Price”), and is made upon terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. As an example of the Purchase Price, the NAV per Share on June 30, 2016, was $12.81 per Share. The Purchase Price may be higher or lower than this amount.
The Offer period will begin on or before September 22, 2016 and end at 12:00 Midnight, Eastern Time, on October 19, 2016. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about October 25, 2016.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF OCTOBER 19, 2016, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to $50,274 worth of our common stock. For example, at the Company’s NAV per Share of $12.81 as of June 30, 2016, the Company would purchase 3,925 Shares pursuant to this Offer. The number of Shares purchased pursuant to this Offer will be more or less than 3,925 in the event that the NAV per Share is different as of October 21, 2016.
All requests to tender Shares must be received in good order by the Company, at the address below, by 12:00 Midnight, Eastern Time, on October 19, 2016.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Pathway Energy Infrastructure Fund, Inc. c/o Behringer Investor Services P.O. Box 2199768 Kansas City, MO 64121-9768 (866) 655-3650	Pathway Energy Infrastructure Fund, Inc. c/o Behringer Investor Services 430 West 7th Street Kansas City, MO 64105-1407 (866) 655-3650
If you have any questions, please call your financial advisor or call the Company at (866) 655-3650.
Sincerely,
M. Grier Eliasek
Chief Executive Officer and President
Pathway Energy Infrastructure Fund, Inc.